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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47955

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CEROS Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Research Boulevard, Suite 530
(No. and Street)

Rockville, MD 20850
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine Ayers-Rigsby (866) 842 -3356
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name)*

1776 K STREET, NW, SUITE 840, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OO 3/28/14

OATH OR AFFIRMATION

I, Catherine Ayers-Rigsby, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of CEROS Financial Services, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

MICHELLE R. TRICK
Commission # 1960568
Notary Public - California
San Diego County
My Comm. Expires Dec 11, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEROS FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

CEROS FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
CEROS Financial Services, Inc.
Rockville, MD

We have audited the accompanying statement of financial condition of CEROS Financial Services as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CEROS Financial Services as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 28, 2014

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and Cash Equivalents	$ 864,549
Securities Owned	39
Receivable from Clearing Organizations	101,734
Deposit with Clearing Organizations	205,253
Accounts Receivable	1,050,499
Accounts Receivable-Related Parties	31,941
Tax Benefit of NOL Carryback	3,098
Prepaid Expenses and Deposits	123,244
Property and Equipment – Net	71,978
Total Asset	$ 2,452,335

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to Clearing Organizations	$ 9,368
Accounts Payable to Related Parties	2,602
Accounts Payable and Accrued Expenses	1,393,980
Total Liabilities	1,405,950
STOCKHOLDERS' EQUITY	
Common Stock	1,150,000
Additional Paid in Capital	55,843
Retained Earnings	(159,458)
Total Stockholders' Equity	1,046,385
Total Liabilities and Stockholders' Equity	$ 2,452,335

See accompanying Notes to Financial Statements

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

Ceros Financial Services, Inc. (the "Company") is a securities broker-dealer operating on a fully-disclosed basis. The Company is a wholly owned subsidiary of Ceros Holding AG and a registered member of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the National Futures Association and various state securities commissions.

Ceros's primary business operation is facilitating securities transaction execution and related services for registered investment advisors and registered securities broker-dealers

Advisors Preferred, LLC is a wholly owned subsidiary of Ceros Financial Services, Inc. established in 2011 to operate a registered investment advisory business, primarily serving investment companies registered under the Investment Company Act of 1940.

ATCap Partners LLC is a wholly owned subsidiary of Ceros Financial Services, Inc. established in 2011 to operate a registered investment advisory business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which management believes is not materially different than trade date basis. Advisory fees are collected monthly and recognized as revenue as earned.

Reclassification – Certain prior period financial statement amounts have been reclassified to conform to the current period presentation which may affect the statement of cash flows.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly, improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods.

Income Taxes - Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income for financial reporting and tax purposes and also operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. In general the prior three years tax returns filed with various taxing agencies are open to examination

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

Translation of Foreign Currencies - Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $604,246 which was $510,515 in excess of its required net capital of $93,731. The Company's ratio of aggregate indebtedness to net capital was 2.33 to 1.

NOTE 4 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 5- RELATED PARTY TRANSACTIONS

The Company is related, through common ownership and control, to a foreign corporation. The Company has an agreement with this affiliate whereby revenue earned from transactions of the affiliate's clients are paid to the affiliate as an expense. For the year ended December 31, 2013, the Company recorded $245,171 as an expense under this agreement.

Receivables from affiliate are substantially all for loans and advances.

NOTE 6 - CAPITAL STRUCTURE
As of December 31, 2013, the Company had 300,000 shares of Class A voting common stock authorized, $10 par value, and 250,000 shares issued and outstanding. The first 150,000 shares were issued at $1, which was par value at the time of issuance.

NOTE 7 - PENSION PLAN
The Company has a defined contribution retirement plan. Discretionary contributions are made to individual accounts of eligible employees. Employees meeting certain age and service requirements participate in the plan. There was no company contribution for the year ended December 31, 2013.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK
At various times during the year cash and cash equivalents consisted of cash on deposit with banks which were in excess of insured limits and money market mutual funds which are not insured. As of December 31, 2013, the Company had $24,534 in a money market mutual fund which is not insured. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

N0TE 9 – INCOME TAXES
The provision for income taxes consists of the following at December 31, 2013:

	Current	Deferred	Total
Federal	$ 53,270	$ -	$ 53,270
State	22,830	-	22,830
Total	$ 76,100	$ -	$ 76,100

The principal temporary difference between income before taxes for financial reporting purposes and for income tax purposes relates to differences in depreciation methods and net operating loss carryovers.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company has entered into a seven year lease for office space. Minimum lease payments required under this lease are as follows:

2014	107,054
2015	110,266
2016	113,574
2017	116,981
2018	120,490
Total	$ 568,365

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2014 the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY CFTC REGULATION 1.16 AND SEC RULE 17a-5(g)(1)

Board of Directors
Ceros Financial Services, Inc.
Rockville, MD

In planning and performing our audit of the financial statements of Ceros Financial Services, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests

of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and

procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the CFTC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CTFC or both in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Washington, DC
February 28, 2014